                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


       UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. ________)*

                              Gymboree Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    403777105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Stuart G. Moldaw
                            c/o Gymboree Corporation
                        700 Airport Boulevard, Suite 200
                            Burlingame, CA 94010-1912

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 with a copy to:

                                 Bradley J. Rock
                         Gray Cary Ware and Freidenrich
                               400 Hamilton Avenue
                               Palo Alto, CA 94301
                                 (650) 833-2111

--------------------------------------------------------------------------------

                                  May 16, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13, check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

---------------------------------                                            -----------------------
CUSIP NO.  403777105                            SCHEDULE 13D                   PAGE 2 OF 8 PAGES
---------------------------------                                            -----------------------

----------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stuart G. Moldaw
----------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                          (a) [ ]
                                                                                          (b) [ ]
----------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF
----------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
----------------------------------------------------------------------------------------------------
  NUMBER OF SHARES        7      SOLE VOTING POWER
    BENEFICIALLY                 2,593,776
      OWNED BY
       BY EACH         -----------------------------------------------------------------------------
      REPORTING           8      SHARED VOTING POWER
       PERSON
        WITH
                       -----------------------------------------------------------------------------
                          9      SOLE DISPOSITIVE POWER
                                 2,593,776

                       -----------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,593,776
----------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
            [ ]
----------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.1%
----------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN

----------------------------------------------------------------------------------------------------

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

---------------------------------                                            -----------------------
CUSIP NO.  403777105                            SCHEDULE 13D                   PAGE 3 OF 8 PAGES
---------------------------------                                            -----------------------

----------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Stuart G. Moldaw and Phyllis I. Moldaw, Trustees for SGM and PIM Trust
----------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                          (a) [ ]
                                                                                          (b) [x]
----------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF
----------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California, U.S.A.
----------------------------------------------------------------------------------------------------
  NUMBER OF SHARES        7      SOLE VOTING POWER
    BENEFICIALLY                 2,087,960
      OWNED BY
       BY EACH         -----------------------------------------------------------------------------
      REPORTING           8      SHARED VOTING POWER
       PERSON
        WITH
                       -----------------------------------------------------------------------------
                          9      SOLE DISPOSITIVE POWER
                                 2,087,960
                       -----------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,087,960
----------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
            [ ]
----------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.4%
----------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)
            OO

----------------------------------------------------------------------------------------------------

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

---------------------------------                                            -----------------------
CUSIP NO.  403777105                            SCHEDULE 13D                   PAGE 4 OF 8 PAGES
---------------------------------                                            -----------------------

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    1       NAME OF REPORTING PERSON
            S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Moldaw Variable Fund
----------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                          (a) [ ]
                                                                                          (b) [x]
----------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF
----------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California, U.S.A.

----------------------------------------------------------------------------------------------------
  NUMBER OF SHARES        7      SOLE VOTING POWER
    BENEFICIALLY                 2,041,027
      OWNED BY
       BY EACH         -----------------------------------------------------------------------------
      REPORTING           8      SHARED VOTING POWER
       PERSON
        WITH
                       -----------------------------------------------------------------------------
                          9      SOLE DISPOSITIVE POWER
                                 2,041,027
                       -----------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,041,027
----------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
            [ ]
----------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.3%
----------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN

----------------------------------------------------------------------------------------------------

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--------------------                                           -----------------
CUSIP NO.  403777105              SCHEDULE 13D                 PAGE 4 OF 8 PAGES
--------------------                                           -----------------

ITEM 1. SECURITY AND ISSUER.

        This Schedule 13D relates to the shares of Common Stock, $0.001 par value (the "Gymboree Common Stock"), of Gymboree Corporation (the "Issuer" or "Gymboree"). Gymboree is a Delaware Corporation, and its principal executive offices are located at 700 Airport Boulevard, Suite 200, Burlingame, CA 94010-1912.


ITEM 2. IDENTITY AND BACKGROUND.

        This Statement is being filed jointly by: (1) Stuart G. Moldaw, (2) Stuart G. Moldaw and Phyllis I. Moldaw, Trustees for the SGM and PIM Trust ("SGM/PIM Trust"), a California living trust and (3) the Moldaw Variable Fund, a California limited partnership. Mr. Moldaw's principal occupation is Chairman of the Board of Directors of Gymboree. Stuart G. Moldaw, the Moldaw Variable Fund, and the SGM/PIM Trust will collectively be identified hereinafter as the "Reporting Persons."

        This Statement is based upon the Reporting Persons' direct and indirect beneficial ownership of shares of Gymboree Common Stock. The business address of all three Reporting Persons is 700 Airport Boulevard, Suite 200, Burlingame, CA 94010-1912.

        During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Moldaw is a citizen of the United States, residing in California. The Moldaw Variable Fund and the SGM/PIM Trust are organized under the laws of California.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On or about May 16, 2000, the Moldaw Variable Fund purchased 1,683,502 shares of Gymboree Common Stock at an aggregate cost of $5,000,000.94 in cash. The source of these funds was personal funds of the Reporting Persons.


ITEM 4. PURPOSE OF TRANSACTION.

        The Reporting Persons purchased Gymboree stock for investment purposes. They believe that the Issuer's stock has been undervalued by the public market and is an attractive investment opportunity. Prior to and following the May 2000 acquisition of Gymboree Common Stock by the Moldaw Variable Fund, Mr. Moldaw was and continues to be a member of Gymboree's Board of Directors. The Moldaw Variable Fund purchased 1,683,502 shares of Gymboree Common Stock from Gymboree pursuant to purchase agreements between Gymboree, the Moldaw Variable Fund and other investors. The purchase agreements provide, among other things, certain rights for the investors to require Gymboree to register the purchased shares for resale pursuant to the Securities Act of 1933, as amended. In accordance with those provisions, Gymboree filed a registration statement on Form S-3 (No. 333-53490) on January 10, 2001, under which all the shares purchased by such investors

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CUSIP NO.  403777105              SCHEDULE 13D                 PAGE 6 OF 8 PAGES
--------------------                                           -----------------

have been registered for resale, including 1,683,502 shares of Gymboree Common Stock held by the Moldaw Variable Fund. The Reporting Persons may from time to time sell or acquire shares of Gymboree Common Stock.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


(a) As of February 8, 2001 (the "Filing Date"), the Reporting Persons together had beneficial ownership, as defined in Rule 13(d)-3(a) ("Beneficial Ownership") of an aggregate of 2,593,776 shares of Gymboree Common Stock, representing 9.1% of the Gymboree Common Stock. Of such shares, 505,816 shares are subject to stock options exercisable within 60 days held by Mr. Moldaw, and 252,525 shares are subject to common stock warrants exercisable within 60 days held by the Moldaw Variable Fund. As of May 16, 2000, the Reporting Persons together had Beneficial Ownership of an aggregate of 2,276,110 shares of Gymboree Common Stock, at that time representing 8.1% of the Gymboree Common Stock. Of such shares, 301,666 shares were subject to stock options exercisable within 60 days held by Mr. Moldaw, and 252,525 shares were subject to common stock warrants exercisable within 60 days held by the Moldaw Variable Fund.

As of the Filing Date, the Moldaw Variable Fund had Beneficial Ownership of 2,041,027 shares of Gymboree Common Stock, representing 7.3% of the Gymboree Common Stock. Of such shares, 252,525 shares are subject to common stock warrants exercisable within 60 days. As of the Filing Date, the SGM/PIM Trust had Beneficial Ownership of 46,933 shares of Gymboree Common Stock, in addition to the shares held by the Moldaw Variable Fund, or an aggregate of 2,087,960 shares, representing 7.4% of the Gymboree Common Stock. As of the Filing Date, Mr. Moldaw had Beneficial Ownership of 505,816 shares of Gymboree Common Stock subject to stock options exercisable within 60 days, in addition to the shares held by the SGM/PIM Trust and the Moldaw Variable Fund, or an aggregate of 2,593,776 shares, representing 9.1% of the Gymboree Common Stock

As of May 16, 2000, the Moldaw Variable Fund had Beneficial Ownership of 1,936,027 shares of Gymboree Common Stock, representing at that time 7.0% of the Gymboree Common Stock. Of such shares, 252,525 shares were subject to common stock warrants exercisable within 60 days. As of May 16, 2000, the SGM/PIM Trust had Beneficial Ownership of 38,417 shares of Gymboree Common Stock, in addition to the shares held by the Moldaw Variable Fund, or an aggregate of 1,974,444 shares, representing 7.1% of the Gymboree Common Stock at that time. As of May 16, 2000, Mr. Moldaw had Beneficial Ownership of 301,666 shares of Gymboree Common Stock subject to stock options exercisable within 60 days, in addition to the shares held by the SGM/PIM Trust and the Moldaw Variable Fund, or an aggregate of 2,276,110 shares, representing 8.1% of the Gymboree Common Stock at that time.

(b) Each of the Reporting Persons has sole voting and dispositive power with respect to his or its own Gymboree Common Stock. Mr. Moldaw may be deemed to possess sole voting and dispositive power with respect to his own Gymboree Common Stock, as well as those shares held by both the Moldaw Variable Fund and the SGM/PIM Trust.

(c) Within the sixty days prior to the Filing Date, the Reporting Persons had no transactions with respect to Gymboree Common Stock, other than the exercise by Mr. Moldaw of a vested stock option for 8,516 shares. Within the sixty days prior to May 16, 2000, the Reporting Persons had no transactions with respect to Gymboree Common Stock.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities as described in this item.
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CUSIP NO.  403777105              SCHEDULE 13D                 PAGE 7 OF 8 PAGES
--------------------                                           -----------------

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

SGM/PIM Trust is the sole general partner of the Moldaw Variable Fund. There is a formal written agreement to this effect. Mr. Moldaw is the managing trustee of the SGM/PIM Trust. On May 16, 2000, the Moldaw Variable Fund entered into purchase agreements with Gymboree for the purchase of 1,683,502 shares of Gymboree Common Stock and the issuance of warrants to purchase a further 252,525 shares of Gymboree Common Stock. The warrants have a term of three years. The purchase agreements provide, among other things, restrictions on transfer of the acquired shares of Gymboree Stock for a period of six months, and provide certain rights of the holders to require Gymboree to register the acquired shares for resale pursuant to the Securities Act of 1933, as amended. See discussion under Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.           DESCRIPTION
-----------           -----------
     1                Joint Filing Agreement


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2001



STUART G. MOLDAW                                   MOLDAW VARIABLE FUND

                                                   By:  SGM/PIM Trust
/s/ STUART G. MOLDAW                                 Its:  General Partner
--------------------------------

                                                   /s/ STUART G. MOLDAW
                                                   ----------------------------
                                                   By:  Stuart G. Moldaw
                                                   Its:  Trustee


SGM/ PIM TRUST


/s/ STUART G. MOLDAW
--------------------------------
By:  Stuart G. Moldaw
Its:  Trustee

--------------------                                           -----------------
CUSIP NO.  403777105              SCHEDULE 13D                 PAGE 8 OF 8 PAGES
--------------------                                           -----------------


Exhibit 1

                             JOINT FILING AGREEMENT


        WHEREAS, the statement on Schedule 13D to which this agreement is an exhibit (the "Joint Statement") is being filed on behalf of two or more persons (collectively, the "Reporting Persons"); and

        WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all Reporting Persons rather than individual statements on Schedule 13D on behalf of each of the Reporting Persons;

        NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

        1. Each of the Reporting Persons is individually eligible to use the Joint Statement.

        2. Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

        3. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in the Joint Statement.

        4. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such person knows or has reason to believe that such information is inaccurate.

        5. The undersigned agree that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

Dated:  February 5, 2001


STUART G. MOLDAW                                   MOLDAW VARIABLE FUND

                                                     By:  SGM/PIM Trust
/s/ STUART G. MOLDAW                                 Its:  General Partner
------------------------------

                                                   /s/ STUART G. MOLDAW
                                                   ----------------------------
                                                   By:  Stuart G. Moldaw
                                                   Its:  Trustee


SGM/ PIM TRUST


/s/ STUART G. MOLDAW
-------------------------------
By:  Stuart G. Moldaw
Its:  Trustee